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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                               (Amendment No. 1)
                              PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                              AMENDMENT NO. 13 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         TRUE NORTH COMMUNICATIONS INC.

                           (Name of Subject Company)

                                 PUBLICIS S.A.

                                    (Bidder)

                   COMMON STOCK, PAR VALUE $.33-1/3 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                  897844 10 6

                     (CUSIP Number of Class of Securities)

                                JEAN-PAUL MORIN
                               c/o PUBLICIS S.A.
                         133, AVENUE DES CHAMPS ELYSEES
                              75380 PARIS, FRANCE
                        TELEPHONE:  011-33-1-44-43-70-00

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              THOMAS J. KUHN, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK  10019
                           TELEPHONE:  (212) 841-1000




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     This Statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Amendment No. 12 to Schedule 13D filed with the Securities and Exchange Commission on December 16, 1997 by Publicis S.A. ("Publicis") and Publicis Communication, each a societe anonyme organized under the laws of France, with respect to an offer by Publicis to purchase 9,619,904 shares of Common Stock, par value $.33-1/3 per share (the "Shares"), of True North Communications, Inc., a Delaware corporation (the "Company"). This amendment constitutes the final amendment to the Schedule 14D-1 required by General Instruction D to Schedule 14D-1. Capitalized terms used and not defined herein shall have the meaning assigned such terms in the Schedule 14D-1.


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ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is hereby amended and supplemented by the addition of the following paragraph:

          Publicis has withdrawn and terminated the Offer as of December 30, 1997. No Shares were accepted for payment or purchased pursuant to the Offer.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PUBLICIS S.A.


                                    By: /s/ Maurice Levy
                                       ____________________________________
                                        Name:  Maurice Levy
                                        Title:  President


                                    PUBLICIS COMMUNICATION


                                    By: /s/ Jean-Paul Morin
                                       ____________________________________
                                        Name:  Jean-Paul Morin
                                        Title:  Secretaire General


Dated:  December 31, 1997